Exhibit 99.2

TRILLION ENERGY PROVIDES OPERATIONAL UPDATE FOR SASB GAS FIELD

January 17, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide this operational update and to reiterate its production guidance for the SASB gas field issued on September 25, 2023 subject to revised timing to facilitate evaluation of alternative pump types and installation.

On September 25, 2023, Trillion announced its SASB production guidance for the completion of five new wells and one recompletion completed for the work program ending August 2023. Trillion reiterates this guidance, save and except by pushing the program three months forward, due to receiving pumps, some which require remanufacture of well heads to install. Well heads have been ordered and first deliveries are expected in February 2024.

To address the water loading issue, the Company enlisted the expertise of the third-party engineering firm GLJ last November, 2023. The ensuing comprehensive report highlighting actionable items for the execution of artificial lift and was delivered in December 2023. The Company has now put in motion ordering pumps, wellheads, new well tubing and the like.

Thus, Trillion’s issued production guidance remains steadfast at 7,547 mcf/d before royalties (15.4 MMCF/d 100% Gross interest to lease) for the initial six wells for the 2024 year, with the program execution occurring over the course of the next few months, starting with the four Akcakoca platform wells in Q1 and then the two tripod wells in early Q2.

Moreover, the Company anticipates fitting two or three additional legacy wells with pumps by Q2 for a total of eight + producing wells. Two of the added wells were initially part of the sidetrack program, however, to save cost, are now slated as recompletions instead of new sidetrack drilling. Production from these wells is in addition to the six wells and is not included in the above production estimates.

During the initial drilling program, the initial short term flow test rates for the six wells in question were, 100% interest before royalties: South Akcakoca-2: 7-8.2MMcf/d; Akcakoca-3 7MMcf/d; Alapli-2: 11.9MMcf/d; West Akcakoca-1: 5.9MMcf/d; Bayhanli-2: 11.9MMcf/d and Guluc-2: 16.35MMcf/d.

Trillion Energy is committed to transparency and operational excellence, and we appreciate the ongoing support of our stakeholders as we advance further on our developments within the SASB gas play.

Perforation Program Updates

In October 2023, we successfully reperforated Guluc-2 and West Akcakoca-1 wells. Akcakoca-3’s perforation was deferred due to a snag causing a tool string challenge. The snag issue is now resolved, allowing for perforation of the remaining 6 meters of gas pay. In addition, 10.4 metres of gas pay will be perforated in South Akcakoca-2. Trillion is confident the perforations will increase production significantly in the wells and that both will receive either velocity string tubing (an alternative to pumps) and or pumps upon arrival of the required parts.

Artificial Lift Program Activities and Timeline

	1st QTR 2024	2nd QTR 2024	3rd QTR 2024	4th QTR 2024
Anticipated Production Exit rates:
100% MMcf/d Gross	9.5 MMcf/d	19.5 MMcf/d	23 MMcf/d	28 MMcf/d
Gross Company 49%(2)	4.7 MMcf/d	9.6 MMcf/d	11.3 MMcf/d	13.7 MMcf/d
Wells:
Guluc-2		AL(1)
South Akcakoca-2	Perforations & Velocity String			AL(1)
West Akcakoca-1	AL (1)
Akcakoca-3	Perforations & Velocity String			AL(1)
Alapli-2		AL(1)
Bayhanli-2		AL(1)
E- Ayazli -1		AL(1)
E- Ayazli -2		AL(1)
Akcakoca-5		AL(1)
Side Track			Drill & AL(1)
Side Track				Drill & AL(1)
Side Track				Drill & AL(1)

(1) AL =“Artificial lift” which solutions include: Progressive Cavity Pump, Reciprocating Rod Pump, Electro Submersible Pumps etc.

(2) Before Royalty

The 2022-2023 SASB development drilling program succeeded in 6 out of 6 wells, resulting in large volumes of gas reserves being tied into the pipeline for production. The artificial lift solutions being deployed are expected to monetize the reserves for sale.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran 1-778-819-1585

e-mail: info@trillionenergy.com; ahalleran@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.